UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

Cookson Group plc

(Name of the Issuer)

Cookson Group plc

(Name of Persons Filing Statement)

Ordinary shares, nominal value £0.10 per share

Options to purchase ordinary shares of Cookson Group plc

(Title of Class of Securities)

n/a

(CUSIP Number of Class of Securities)

Richard Malthouse

Group Secretary

Cookson Group plc

265 Strand

London WC2R 1DB, England

Telephone: +44 (0)20 7061 6500

(Name, Address and Telephone Number of Persons Authorized to

Receive Notices and Communications on Behalf of Persons Filing Statement)

With Copies to:

James M. Bartos

Shearman & Sterling LLP

Broadgate West, 9 Appold Street

London EC2A 2AP, England

Telephone: +44 (0)20 7655 5000

This statement is filed in connection with (check the appropriate box):

a.	☐ The filing of solicitation materials or an transaction statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐ The filing of a registration statement under the Securities Act of 1933.

c.	☐ A tender offer.

d.	☒ None of the above.

Check the following box if the soliciting materials or transaction statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$58,107,195.82	$6,839.22

* Calculated solely for purposes of determining the filing fee. The transaction value was determined in accordance with Rule 0-11(a)(4) under the Securities Exchange Act of 1934, as amended, as follows: adding (a)(i) 9,548,469 ordinary shares of Cookson Group plc that potentially could be subject to the proposed transactions described in this Schedule 13E-3, multiplied by (ii) £3.3021, the average of the high and low prices of the ordinary shares reported on the London Stock Exchange on October 11, 2005, multiplied by (iii) 1.7489, the noon buying rate for British pound sterling on October 11, 2005, as reported by the Federal Reserve Bank of New York, plus (b)(i) 1,829,177 outstanding options (each with an exercise price equal to or less than £3.3021) that potentially could be subject to the proposed transactions described in this Schedule 13E-3, multiplied by (ii) the excess of £3.3021, the average of the high and low prices of the ordinary shares underlying these options reported on the London Stock Exchange on October 11, 2005, subtracted by £2.50, the weighted average exercise price with respect to such options, multiplied by (iii) 1.7489, the noon buying rate for British pound sterling on October 11, 2005, as reported by the Federal Reserve Bank of New York, plus (c)(i) 2,278,139 outstanding options (each with an exercise price greater than £3.3021) that potentially could be subject to the proposed transactions described in this Schedule 13E-3, multiplied by (ii) the par value of the ordinary shares underlying these options, multiplied by (iii) 1.7489, the noon buying rate for British pound sterling on October 11, 2005, as reported by the Federal Reserve Bank of New York.

** The amount of the filing fee in accordance with Fee Advisory #3 for Fiscal Year 2006, is equal to 0.01177% of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

INTRODUCTION

ITEM 1. Summary Term Sheet

The information set forth in the Transaction Statement in the section titled “Summary Term Sheet” is incorporated by reference.

ITEM 2. Subject Company Information

(a) Name and Address. The information set forth in the Transaction Statement in the section titled “Information Concerning Cookson Group—Name, Address and Telephone” is incorporated by reference.

(b) Securities. The information set forth in the Transaction Statement in the section titled “Information Concerning Cookson Group—Securities” is incorporated by reference.

(c) Trading Market and Price. The information set forth in the Transaction Statement in the section titled “Information Concerning Cookson Group—Trading Market and Price” is incorporated by reference.

(d) Dividends. The information set forth in the Transaction Statement in the section titled “Information Concerning Cookson Group—Dividends” is incorporated by reference.

(e) Prior Public Offerings. The information set forth in the Transaction Statement in the section titled “Information Concerning Cookson Group—Prior Public Offerings” is incorporated by reference.

(f) Prior Stock Purchases. The information set forth in the Transaction Statement in the section titled “Additional Information—Purchases of Ordinary Shares, Options or ADSs and Exercise of Options” is incorporated by reference.

ITEM 3. Identity and Background of Filing Person

(a) Name and Address. The information set forth in the Transaction Statement in the sections titled “Information Concerning Cookson Group—Name, Address and Telephone” and “Information Concerning Cookson Group—Business and Background of Natural Persons” is incorporated by reference. The filing person is the subject company.

(b)	Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Transaction Statement in the section titled “Information Concerning Cookson Group—Business and Background of Natural Persons” is incorporated by reference.

ITEM 4. Terms of the Transaction

(a)	Material Terms.

(i) Brief Description. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” is incorporated by reference.

(ii) Consideration Offered to Security Holders. The information set forth in the Transaction Statement in the sections titled “Terms of the Going Private Transaction—Terms of Transaction as Related to Ordinary Shares and Consideration Offered to Holders of Ordinary Shares” and “Terms of the Going Private Transaction—Terms of Transaction as Related to Options and Ordinary Share Awards and Consideration Offered to Holders Thereof” is incorporated by reference.

(iii) Reasons for Engaging in the Transaction. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” is incorporated by reference.

(iv) Vote Required for Approval of the Transaction. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction” is incorporated by reference.

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(v) Material Differences in the Rights of Security Holders as a Result of the Transaction. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction” is incorporated by reference.

(vi) Accounting Treatment of the Transaction. Not applicable.

(vii) Tax Consequences of the Transaction. The information set forth in the Transaction Statement in the section titled “Material U.S. Federal Income Tax Consequences” is incorporated by reference.

(c)	Different Terms. See Item 4(a)(v) above.

(d)	Appraisal Rights. Not applicable.

(e)	Provisions for Unaffiliated Security Holders. None.

(f)	Eligibility for Listing or Trading. Not applicable.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. None.

(b) Significant Corporate Events. The information set forth in the Transaction Statement in the section titled “Past Contacts, Transactions, Negotiations and Agreements” is incorporated by reference.

(c) Negotiations or Contacts. The information set forth in the Transaction Statement in the section titled “Past Contacts, Transactions, Negotiations and Agreements” is incorporated by reference.

(e) Agreements involving the Subject Company’s Securities. The information set forth in the Transaction Statement in the section titled “Past Contacts, Transactions, Negotiations and Agreements” is incorporated by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” is incorporated by reference.

(c) Plans. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Effects of the Transaction” is incorporated by reference.

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” is incorporated by reference.

(b) Alternatives. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Alternatives to the Transaction” is incorporated by reference.

(c) Reasons. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Purposes of and Reasons for the Transaction” is incorporated by reference.

(d) Effects. The information set forth in the Transaction Statement in the sections titled “Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Fairness of the Transaction”, “Special Factors Relating to the Going Private Transaction—Effects of the Transaction”, “Material U.S. Federal Income Tax Consequences” and “Special Factors Relating to the Going Private

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Transaction—Potential Benefits and Detriments of the Proposed Transactions to Holders of Ordinary Shares and Options” is incorporated by reference.

ITEM 8. Fairness of the Transaction

(a) Fairness. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Fairness of the Transaction—Determination of Fairness; Factors Considered in Determining Fairness” is incorporated by reference.

(b) Factors Considered in Determining Fairness. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Fairness of the Transaction” is incorporated by reference.

(c) Approval of Security Holders. The information set forth in the Transaction Statement in the section titled “Terms of the Going Private Transaction—Vote Required for Approval of the Transaction” is incorporated by reference.

(d) Unaffiliated Representative. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Fairness of the Transaction—Representative of Unaffiliated Security Holders” is incorporated by reference.

(e) Approval of Directors. The information set forth in the Transaction Statement in the section titled “Special Factors Relating to the Going Private Transaction—Recommendation of the Board of Directors; Fairness of the Transaction—Approval of Directors” is incorporated by reference.

(f) Other Offers. The information set forth in the Transaction Statement in the section titled “Past Contacts, Transactions, Negotiations and Agreements” is incorporated by reference.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. None.

(b)	Preparer and Summary of the Report, Opinion or Appraisal. Not applicable.

(c)	Availability of Documents. Not applicable.

ITEM 10. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Transaction Statement in the section titled “Financing for the Going Private Transaction—Source of Funds” is incorporated by reference.

(b) Conditions. The information set forth in the Transaction Statement in the section titled “Financing for the Going Private Transaction—Conditions” is incorporated by reference.

(c) Expenses. The information set forth in the Transaction Statement in the section titled “Additional Information—Costs Associated with the Transaction” is incorporated by reference.

(d)	Borrowed Funds. Not applicable.

ITEM 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Transaction Statement in the section titled “Additional Information—Current Ownership of Ordinary Shares and Options by Filing Persons and if Corporations, by Their Directors and Executive Officers (as of October 7, 2005)” is incorporated by reference.

(b) Securities Transactions. The information set forth in the Transaction Statement in the section titled “Additional Information—Purchases of Ordinary Shares, Options or ADSs and Exercise of Options” is incorporated by reference.

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ITEM 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Transaction Statement in the section titled “Additional Information—Agreements Involving Cookson’s Securities; Intent to Vote” is incorporated by reference.

(e)	Recommendations of Others. None.

ITEM 13. Financial Statements

(a) Financial Information. The information set forth in the Transaction Statement in the section titled “Financial Statements and Certain Financial Information of Cookson Group” is incorporated by reference.

(b) Pro Forma Information. The filing person does not believe that pro forma information disclosing the effect of the transactions contemplated by the proposed transactions is meaningful or material information.

(c) Summary Information. The information set forth in the Transaction Statement in the section titled “Financial Statements and Certain Financial Information of Cookson Group” is incorporated by reference.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitations or Recommendations. None.

(b) Employees and Corporate Assets. The information set forth in the Transaction Statement in the section titled “Additional Information—Persons/Assets, Retained, Employed, Compensated or Used” is incorporated by reference.

ITEM 15. Additional Information

(b)	Other Material Information. None.

ITEM 16. Exhibits

1.	Transaction Statement required by Rule 13e-3(e) under the US Securities Exchange Act of 1934, as amended.

2.	Shareholder Circular (Proposals to effect a capital reorganisation and to enable the Company to de-register under the US Securities Exchange Act of 1934 and Notice of an Extraordinary General Meeting).*

3.	Form of Proxy (for holders of Ordinary Shares), accompanying the Shareholder Circular (referred to as Exhibit 2 above).*

4.	Press Announcement dated October 17, 2005.

5.	Employee Communication dated October 17, 2005.

6.	Deposit Agreement, dated as of September 14, 1998, by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.**

7.	Form of Amendment No. 1 to Deposit Agreement by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.**

*	To be filed by amendment.

**	Previously filed and incorporated by reference to Registration Statement No. 333-09298.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOKSON GROUP PLC

By:	/s/ MICHAEL BUTTERWORTH

Name:	Michael Butterworth
Title:	Group Finance Director

Dated: October 18, 2005

EXHIBIT INDEX

1.	Transaction Statement required by Rule 13e-3(e) under the US Securities Exchange Act of 1934, as amended.

2.	Shareholder Circular (Proposals to effect a capital reorganisation and to enable the Company to de-register under the US Securities Exchange Act of 1934 and Notice of an Extraordinary General Meeting).*

3.	Form of Proxy (for holders of Ordinary Shares), accompanying the Shareholder Circular (referred to as Exhibit 2 above).*

4.	Press Announcement dated October 17, 2005.

5.	Employee Communication dated October 17, 2005.

6.	Deposit Agreement, dated as of September 14, 1998, by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder.**

7.	Form of Amendment No. 1 to Deposit Agreement by and among Cookson Group plc, Citibank, N.A., as depositary, and the holders and beneficial owners from time to time of American Depositary Receipts issued thereunder.**

*	To be filed by amendment.

**	Previously filed and incorporated by reference to Registration Statement No. 333-09298.